FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following text is the English translation of a news release issued in Germany by HSBC Holdings plc's subsidiary.

HSBC TRINKAUS & BURKHARDT KGaA

2002 RESULTS

The 2002 business year was marked by a deep structural and profitability crisis in the German financial sector. German banks were heavily weighed down by a protracted decline in financial markets activity, continuing adverse economic conditions and bad and doubtful debts. In the context of this very difficult environment HSBC Trinkaus & Burkhardt KGaA, which is approximately 73.5 per cent indirectly owned by HSBC Holdings plc, can be relatively pleased with its results for 2002, despite lower earnings.

Operating profit was EUR 57.0 million, representing a fall of 38.6 per cent compared to operating profits in 2001. Earnings from client business, however, were held at about the same level as those of the previous year. "This is especially important to us", emphasised Dr Sieghardt Rometsch, Chairman of the Managing Partners, "as our client business is the solid foundation on which the bank is built." The decline in the overall profits of the bank is mainly due to unsatisfactory trading profits, reflecting the turmoil in the markets.

Despite this setback, HSBC Trinkaus & Burkhardt was profitable in 2002 at both the operating and net profit levels. At the Annual General Meeting on 3 June 2003, it will be recommended that a dividend of EUR 1.00 per share be paid. This dividend can be paid entirely out of operating profits. However, it is not intended to pay a bonus dividend as was paid in previous years, owing to the absence of exceptional income in 2002. The total dividend for 2001 was EUR 2.75 per share.

Pre-tax profits fell by 66.2 per cent to EUR 50.1 million, though it should be noted that the prior year's profits included exceptional income from the exchange of shares in ERGO Versicherungsgruppe AG for shares of Münchener Rückversicherungs-Gesellschaft AG, and from the deconsolidation of S Broker AG (formerly pulsiv AG). Net profit fell by 76.7 per cent to EUR 26.3 million.

Net income from fees and commissions, the most important element of earnings, remained stable at EUR 195.5 million in 2002 compared to the previous year. Net interest income after credit risk provisions fell by 12.1 per cent to EUR 66.3 million. Despite strict criteria, new credit risk provisions remained virtually unchanged at EUR 4.1 million, compared to EUR 4.3 million in 2001. This is the successful result of consistent, prudent credit risk management. Dealing profits declined sharply by 72.0 per cent to EUR 15.3 million. Operating expenses were reduced by 5.4 per cent to EUR 224.5 million, with the number of staff falling from 1,600 to 1,578 by year-end 2002. In the financial year 2002 the cost:income ratio was 80.6 per cent, compared with 60.9 per cent in the previous year. Net earnings per share fell to EUR 1.01 per share, compared to EUR 4.2 per share in 2001.

Consolidated assets grew by 1.2 per cent in 2002, from EUR 11.0 billion to EUR 11.13 billion. The total capital base at year-end was 10.9 per cent of risk-weighted assets. The core capital ratio was 7.8 per cent. The bank therefore remains well-capitalised.

At 31 December 2002, total outstanding derivatives business was EUR 83.3 billion (2001 : EUR 82.6 billion) with a market value of EUR 2.2 billion (2001 : EUR 1.2 billion). Aggregate market risk from trading activities rose to EUR 15.7 billion (2001 : EUR 14.2 billion).

As a consequence of the continuing crisis on financial markets, proprietary trading was for the first time in many years unable to cover its costs. Private Banking was likewise unable to escape the downward trend on the exchanges and weak economic conditions : its operating profits fell by 19.7 per cent to EUR 25.6 million. The business line of Institutional Investors, however, achieved a 3.6 per cent higher operating profit of EUR 31.6 million. Corporate Banking was very successful, increasing its operating profit by 8.2 per cent over that of the previous year to EUR 39.6 million. HSBC Trinkaus & Burkhardt's strategy not to withdraw from corporate banking, in contrast to some competitors, has clearly proven to be correct.

Private Banking, besides the traditional core business of investment in securities, also offers comprehensive Family Office services, in particular for family business owners. In view of poor conditions on equity markets, only very conservatively managed portfolios succeeded in achieving investment gains over the reporting year 2002. Overall, funds under management declined slightly. However, there was a pleasing increase in new business won.

Of prime importance in the improvement of Corporate Banking's good market position, apart from a strong earnings stream from traditional banking services combined with conservative credit risk policies, were successful transactions in Debt Capital Markets, advisory mandates and corporate finance activities. For larger international companies within the Corporate and Institutional Banking global client management business of the HSBC Group, HSBC Trinkaus & Burkhardt is the exclusive gateway in Germany to one of the most capable and best-capitalised of the world's banking and financial services organisations, with over 8,000 branches and offices in 80 countries and territories.

Against the background of the downward trend on stock exchanges - the DAX fell during 2002 by more than 40 per cent - the Partners are pleased with the results of Institutional Investors business. Especially noteworthy is the positive development of net commission income. Revenues from Fixed Income Sales actually more than doubled. The new retail brand HSBC Trinkaus Investment Products (www.hsbc-tip.de) appeals to the personal client base of institutional distribution partners such as internet banks and those with extensive branch networks. The brand draws on the bank's many years of experience in the development of new funds, certificates and warrants.

The subsidiary HSBC Trinkaus Capital Management GmbH (TCM) performed well. It gained market share in public investment funds. The previous year's profits were exceeded, despite keener competitive conditions in special fund business. Total assets under TCM's advice amounted at year-end to EUR 11.5 billion. During 2002, TCM increased its shareholding in INKA Internationale Kapitalanlagegesellschaft mbH through two separate transactions from 60 per cent to 100 per cent. INKA has been fully consolidated into the HSBC Trinkaus & Burkhardt Group. At year-end 2002 INKA managed 194 funds, of which 162 were special funds and 32 were public investment funds. The total value of funds under management at year-end 2002 was EUR 14.2 billion, compared to EUR 16.4 billion in 2001. The subsidiary HSBC Trinkaus Investment Managers SA, Luxemburg, managed 31 public investment funds and one special fund, with a total value of EUR 941 million (2001 : EUR 1.1 billion).

The bank's activities on debt capital markets grew strongly in 2002. Besides seven of its own issues, the bank lead arranged together with the HSBC Group a total of 129 transactions with an issuance value of EUR 32.6 billion. The number of warrants and of certificates with various structures issued in 2002 by HSBC Trinkaus & Burkhardt rose by around 65 per cent. The bank issued 1,572 such securities (2001 : 956), responding in particular to investors' increased demand for Turbo warrants.

Corporate Finance made a significantly larger contribution to the bank's profits than in the previous year. Although the market for public offerings afforded hardly any opportunities, considerable success was instead achieved in advisory work in connection with corporate mergers and acquisitions. In the field of post-IPO sponsorship, the number of Designated Sponsor mandates rose from 37 to 48 at year-end 2002.

Also in the past year the bank celebrated the successful implementation, on 1 November 2002, of the new 'GEOS' securities back office processing system. With GEOS the bank now possesses a real-time securities system which greatly increases processing efficiency.

Its implementation extends the bank's product offering, as HSBC Trinkaus & Burkhardt can now also take on securities processing for other banks.

2003 will confront the German banking sector with further major challenges. The economy continues to stagnate and an easing of the current high rate of insolvencies is nowhere in sight. The war in Iraq has brought heightened uncertainty. Despite the difficult market conditions, the bank started the year positively, with further gains in market share of client business. The year's operating profits according to International Financial Reporting Standards (IFRS) could increase by double percentage figures, if the equities markets recover at the latest in the second half of the year, and so long as credit provisioning costs do not significantly exceed those of the previous year. If this goal is achieved, shareholders will share in the higher profits in line with the bank's progressive dividend policy.

HSBC Trinkaus & Burkhardt 2002 results

Consolidated figures (EUR millions) according to IFRS

1. Balance Sheet	2002	2001	% change

Due from customers	2,466	2,926	-15.7
Dealing assets	4,353	3,183	36.7
Customer deposits	5,893	5,580	5.6
Dealing liabilities	2,894	1,704	69.9
Shareholders' funds	718	773	-7.2
Total assets	11,131	11,001	1.2

2. Profit & Loss Account

Net interest income	70.4	79.7	-11.7
Risk provisions	4.1	4.3	-4.7
Net commission income	195.5	197.3	-0.9
Dealing income	15.3	54.6	-72.0
Operating expenses	224.5	237.4	-5.4
Operating profit	57.0	92.9	-38.6
Pre tax profit	50.1	148.3	-66.2
Net profit	26.3	113.1	-76.7

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: April 3, 2003